Exhibit 99.7

NICE CXone Named Outright CCaaS Leader In ISG Provider Lens 2023 Report

NICE CXone received the highest overall scores in competitive strength and portfolio attractiveness with
Enlighten also recognized for delivering smarter self-service

Hoboken, N.J., December 13, 2023 – NICE (Nasdaq: NICE) today announced that CXone, the industry’s leading AI Cloud platform, has been named the outright Leader in ISG Provider Lens Contact as a Service (CCaaS) 2023 report out of 22 vendors evaluated. Leaders were noted as having a comprehensive product and service offering, a strong market presence and an established competitive position. NICE was recognized for its orchestrated connectivity, AI embedded proactivity and certified extensive platform. NICE’s award-winning CXone platform is the industry’s leading interaction centric platform driving brands to master the complexity of today’s customer experience interactions. CXone shines in the report, with ISG Provider Lens highlighting its rich capabilities underpinned by Enlighten, NICE’s purpose-built AI for CX operationalized across the CXone suite.

ISG Provider Lens said in the report, “CCaaS is evolving rapidly to adapt to the changing requirements of customers and industries. One of the key advancements in this evolution is the integration of AI and ML technologies into CCaaS solutions. By incorporating AI and ML, CCaaS platforms can provide a range of benefits to both businesses and their end users. These technologies enable automation and intelligent decision-making capabilities, improving efficiency and enhancing CX.”

Enlighten AI’s out-of-the-box AI models were recognized in the report, with ISG Provider Lens calling special attention to the capabilities of objectively and consistently scoring agents’ soft skills on every interaction, eliminating the need for manual interpretation. The report noted that NICE’s Enlighten AI delivers smarter self-service, including proactive contextually aware digital guidance before customers seek help. NICE was also recognized by ISG Provider Lens for CXone’s robust capabilities offering orchestrated handoff between applications and touchpoints and inter-app workflows within a unified platform. ISG also noted that “CXone offers an extensive FedRAMP-certified platform with comprehensive native capabilities addressing the holistic needs of customers and agents from initial need to resolution with a continuous improvement process.” Building on NICE’s extensive CXone platform, ISG Provider Lens recognized NICE’s program of partnering with clients with a complete suite of customer success and value realization services.

Barry Cooper, President, CX Division, NICE, said, “We are committed to continuing to lead the CX AI market with innovation that is tightly aligned with enterprises’ top priorities as they all aim to win in the CX AI race. CXone is the only cloud native platform that has a purpose-built AI for CX with Enlighten, providing a unique way to orchestrate augmented intelligence with artificial intelligence. We are proud to be recognized by ISG for our world-class CCaaS and AI solutions and are eager to maintain this level of excellence for our customers.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.